Tricia Branker, Esq.

Tel 561.650.7951

brankert@gtlaw.com

April 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Ruairi Regan

David Link

Re:	Cal Redwood Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 2, 2025

File No. 333-285517

Dear Mr. Regan and Mr. Link:

On behalf of Cal Redwood Acquisition Corp. (the “Company”), we are hereby responding to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 10, 2025 (the “Comment Letter”) with respect to the above referenced Amendment No. 1 to the Registration Statement on Form S-1, filed with the Commission by the Company on April 2, 2025 (the “Registration Statement”).

The Company is concurrently filing with the Commission this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the response set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amended Registration Statement on Form S-1

Principal Shareholders

Restrictions on Transfer of Founder Shares, page 149

1.	Please revise the table relating to transfer restrictions to also include the lock-up required by the underwriter. In this regard, we note your disclosure on page 150 regarding the lock-up agreements with CCM. See Item 1603(a)(9) of Regulation S-K.

Response: The Company has revised its disclosure on pages 17, 112 and 150 of Amendment No. 2 in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

April 11, 2025

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (561) 650-7951.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Tricia Branker, Esq.
Tricia Branker, Esq.

cc:	Vivek Ranadive – President

Cal Redwood Acquisition Corp.